UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 16, 2020

BUILDERS FIRSTSOURCE, INC.

(Exact Name of Registrant as Specified in its Charter)

0-51357	Delaware	52-2084569
(Commission File Number)	(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

2001 Bryan Street, Suite 1600, Dallas, Texas 75201

(Address of Principal Executive Offices)

(214) 880-3500

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	BLDR	NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On November 16, 2020, Builders FirstSource, Inc., a Delaware corporation (“Builders FirstSource”), and BMC Stock Holdings, Inc., a Delaware corporation (“BMC”), issued a joint press release announcing the termination on November 13, 2020, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in connection with the previously announced combination of Builders FirstSource and BMC in an all-stock merger transaction (the “Merger”). The termination of the waiting period under the HSR Act satisfies one of the conditions to the completion of the Merger, which remains subject to the satisfaction or waiver of certain other conditions. Builders FirstSource and BMC also announced that they each intend to hold a special meeting of stockholders on December 22, 2020, to consider and vote on various proposals necessary to complete the Merger, and their respective boards of directors have each fixed the close of business on November 13, 2020, as the record date for determining the holders of record of common stock entitled to notice of, and to vote at, the applicable special meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is filed as part of this Current Report:

Exhibit Number	Description

99.1	Joint Press Release, dated November 16, 2020

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*    *     *

Cautionary Notice Regarding Forward-Looking Statements

This report, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Builders FirstSource, Inc. (“Builders FirstSource”) and BMC Stock Holdings, Inc. (“BMC”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of Builders FirstSource and BMC and on local, national and global economies, the growth strategies of Builders FirstSource and BMC, fluctuations of commodity prices and prices of the products of Builders FirstSource and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither Builders FirstSource nor BMC may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between Builders FirstSource and BMC include, but are not limited to: statements about the benefits of the proposed business combination between Builders FirstSource and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of Builders FirstSource and BMC; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to Builders FirstSource and BMC and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between Builders FirstSource and BMC, these factors could include, but are not limited to: the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of Builders FirstSource and BMC on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of Builders FirstSource and BMC to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to Builders FirstSource and BMC is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond Builders FirstSource’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither Builders FirstSource nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report. Nothing in this report is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of Builders FirstSource or of the common stock of BMC for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of Builders FirstSource or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning Builders FirstSource, BMC, the proposed business combination, the combined company or other matters and attributable to Builders FirstSource, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource filed with the SEC on October 8, 2020, a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for Builders FirstSource’s and BMC’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement has not yet been declared effective and the Joint Proxy Statement included therein is in preliminary form. Each of Builders FirstSource and BMC will send the definitive Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This report is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that Builders FirstSource or BMC may send to its stockholders in connection with the proposed business combination. This report is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BUILDERS FIRSTSOURCE AND BMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BUILDERS FIRSTSOURCE, BMC, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of Builders FirstSource and BMC may obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about Builders FirstSource and BMC filed with the SEC, through the website maintained by the SEC at www.sec.gov. Builders FirstSource and BMC make available free of charge at investors.bldr.com and ir.buildwithbmc.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Builders FirstSource, BMC, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Builders FirstSource and BMC in connection with the proposed business combination.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Builders FirstSource or BMC as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUILDERS FIRSTSOURCE, INC.

Dated: November 16, 2020	By:	/s/ Donald F. McAleenan
	Name:	Donald F. McAleenan
	Title:	Senior Vice President, General Counsel and Secretary

Exhibit 99.1

Builders FirstSource and BMC Stock Holdings Receive HSR Clearance for Proposed Combination

DALLAS and RALEIGH, N.C., Nov. 16, 2020 – Builders FirstSource, Inc. (Nasdaq: BLDR) (“Builders FirstSource”) and BMC Stock Holdings, Inc. (NASDAQ: BMCH) (“BMC”), today announced the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), effective on November 13, 2020. This concludes the Department of Justice’s HSR Act review of the proposed combination of the two companies. Builders FirstSource and BMC expect to close the transaction in late 2020 or the beginning of 2021, subject to the approval of the stockholders of each company, as well as the satisfaction or waiver of the remaining closing conditions. The special meetings of each company’s respective stockholders relating to the proposed combination are scheduled to be held on December 22, 2020. Each company has set the close of business on November 13, 2020, as the record date for determining its stockholders who are entitled to notice of, and to vote at, its stockholder meeting.

Chad Crow, Chief Executive Officer of Builders FirstSource, said, “We are pleased to receive this clearance. We look forward to becoming the nation’s premier supplier of building materials, services and solutions when the transaction is completed. We are excited about the opportunities ahead and plan to quickly realize the benefits of this new, larger platform.”

Dave Flitman, Chief Executive Officer of BMC and future CEO of the Combined Company, added, “We are excited to take this additional step toward completing the strategic combination of two great organizations. Building on our shared commitment to helping customers thrive through our innovative services and solutions, we will have an expansive geographic footprint and enhanced local relationships in attractive, high-growth markets, allowing us to accelerate our growth strategy and create shareholder value.”

About Builders FirstSource

Headquartered in Dallas, Texas, Builders FirstSource is the largest U.S. supplier of building products, prefabricated components, and value-added services to the professional market segment for new residential construction and repair and remodeling. We provide customers an integrated homebuilding solution, offering manufacturing, supply, delivery and installation of a full range of structural and related building products. We operate in 40 states with approximately 400 locations and have a market presence in 77 of the top 100 Metropolitan Statistical Areas, providing geographic diversity and balanced end market exposure. We service customers from strategically located distribution and manufacturing facilities (certain of which are co-located) that produce value-added products such as roof and floor trusses, wall panels, stairs, vinyl windows, custom millwork and pre-hung doors. Builders FirstSource also distributes dimensional lumber and lumber sheet goods, millwork, windows, interior and exterior doors, and other building products. For more information about Builders FirstSource, visit the Company’s website at www.bldr.com.

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About BMC Stock Holdings

With $3.6 billion in 2019 net sales, BMC is one of the nation’s leading providers of diversified building materials and solutions to new construction builders and professional remodelers in the U.S. Headquartered in Raleigh, North Carolina, the Company’s comprehensive portfolio of products and services spans building materials, including millwork and structural component manufacturing capabilities, consultative showrooms and design centers, value-added installation management and an innovative eBusiness platform. BMC serves 45 metropolitan areas across 18 states, principally in the South and West regions.

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of Builders FirstSource, Inc. (“Builders FirstSource”) and BMC Stock Holdings, Inc. (“BMC”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of Builders FirstSource and BMC and on local, national and global economies, the growth strategies of Builders FirstSource and BMC, fluctuations of commodity prices and prices of the products of Builders FirstSource and BMC as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither Builders FirstSource nor BMC may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between Builders FirstSource and BMC include, but are not limited to: statements about the benefits of the proposed business combination between Builders FirstSource and BMC, including future financial and operating results; the plans, objectives, expectations and intentions of Builders FirstSource and BMC; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to Builders FirstSource and BMC and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With

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respect to the proposed business combination between Builders FirstSource and BMC, these factors could include, but are not limited to: the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of Builders FirstSource and BMC on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of Builders FirstSource and BMC to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to Builders FirstSource and BMC is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond Builders FirstSource’s or BMC’s ability to control or predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither Builders FirstSource nor BMC undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of Builders FirstSource or of the common stock of BMC for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of Builders FirstSource or BMC, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning Builders FirstSource, BMC, the proposed business combination, the combined company or other matters and attributable to Builders FirstSource, BMC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

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Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource filed with the SEC on October 8, 2020, a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for Builders FirstSource’s and BMC’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement has not yet been declared effective and the Joint Proxy Statement included therein is in preliminary form. Each of Builders FirstSource and BMC will send the definitive Joint Proxy Statement to its stockholders and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement, or any other document that Builders FirstSource or BMC may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BUILDERS FIRSTSOURCE AND BMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BUILDERS FIRSTSOURCE, BMC, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of Builders FirstSource and BMC may obtain free copies of the Registration Statement, the Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about Builders FirstSource and BMC filed with the SEC, through the website maintained by the SEC at www.sec.gov. Builders FirstSource and BMC make available free of charge at investors.bldr.com and ir.buildwithbmc.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

Builders FirstSource, BMC, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Builders FirstSource and BMC in connection with the proposed business combination.

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on

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Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Builders FirstSource or BMC as described above.

Contacts

Builders FirstSource Investors:

Binit Sanghvi

VP Investor Relations

214-765-3804

Builders FirstSource Media:

ICR

Phil Denning and Dan McDermott

646-277-1258

BLDRPR@icrinc.com

BMC Stock Holdings Investors:

Michael Neese

SVP, Strategy & Investor Relations

919-431-1796

BMC Stock Holdings Media:

Leigh Parrish / Sharon Stern / Clayton Erwin

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Source: Builders FirstSource, Inc.

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